UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On July 16, 2024, Jeffs’ Brands Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”), however, the Annual Meeting has been adjourned due to lack of quorum. Accordingly, the Company’s Annual Meeting will be reconvened on Wednesday, July 17, 2024 at 5:00p.m., Israel time at the Company’s offices located at 7 Mezada Street, Bnei Brak 5126112, Israel.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-277188); and Registration Statement on Form S-8 (File No. 333-280459), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: July 16, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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